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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* Botts David	2.	Issuer Name and Ticker or Trading Symbol WTC Industries, Inc. (WTCO.OB)				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

	(Last) (First) (Middle) 980 Bayside Lane	4.	Statement for Month/Day/Year 01/22/2003				5.	If Amendment, Date of Original (Month/Year)

	(Street) Minnestrista MN 55364	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check One)
	(City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below) Vice President of PentaPure Incorporated

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8) Code ¦ V	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) Amount ¦ or ¦ Price (D)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Common Stock		01/08/2002				s		300	D	5.75				D

	Common Stock		01/10/2002				s		200	D	5.75		10,198(1)		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any. (Month/Day/Year)	4.	Transaction Code (Instr. 8) Code ¦ V	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) ¦ (D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year) Date Expiration Exercisable ¦ Date	7.	Title and Amount of Underlying Securities (Instr. 3 and 4) Amount or Number of Title ¦ Shares	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
 (1) When reviewing end of year holdings it was discovered that the January 2002 transactions were inadvertenly not reported.

/s/ David Botts	01/22/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.